Filed by Holly Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No: 1-07627
Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.
Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.
Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
The following is a transcript of the Holly Corporation Earnings Conference Call for the First Quarter of 2011 dated May 5, 2011.

F I N A L   T R A N S C R I P T
HOC — Q1 2011 Holly Corp Earnings Conference Call
Event Date/Time: May. 05. 2011 / 8:00PM GMT
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F I N A L   T R A N S C R I P T
May. 05. 2011 / 8:00PM, HOC — Q1 2011 Holly Corp Earnings Conference Call
C O R P O R A T E   P A R T I C I P A N T S
Neale Hickerson
Holly Corp — VP of IR
Bruce Shaw
Holly Corp — SVP, CFO
Matt Clifton
Holly Corp — Chairman, CEO
C O N F E R E N C E   C A L L   P A R T I C I P A N T S
Jacques Rousseau
RBC – Analyst
Doug Leggate
Merrill Lynch – Analyst
Chi Chow
Macquarie Capital – Analyst
P R E S E N T A T I O N
Operator
Good afternoon. My name is Jonathan and I will be your conference operator today. At this time, I would like to welcome everyone to the Holly Corporation First Quarter Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question-and-answer session. (Operator Instructions). Thank you.
Mr. Neale Hickerson, you may begin your conference.
Neale Hickerson - Holly Corp — VP of IR
Good afternoon, everyone. And welcome to our First Quarter 2011 Webcast and Conference Call. I’m Neale Hickerson, Vice President of Investor Relations at Holly. With us today for the call are Matt Clifton, Chairman and CEO of Holly Corporation; Bruce Shaw, Senior Vice President and Chief Financial Officer; Scott Surplus, Vice President and Controller; and Steve Wise, our Vice President and Treasurer.
We issued a press release this morning which announced our results for the first quarter 2011. This press release can be found on our website at www.Holly Corp.com. For our call this afternoon, Bruce will have our prepared remarks and some details around our financial performance. Matt will then have some additional comments. And after that, we will be available to take your questions.
Before we move to our prepared remarks, please note the Safe Harbor disclosure statement that is in our press release today. This statement is made under the Private Securities Litigation Reform Act of 1995. And in summary, this Safe Harbor statement says that statements in our press release and in this call with Company or Management expectations or predicts are forward-looking statements. These statements are intended to be covered under the Safe Harbor provisions of federal securities laws. There are many factors that could cause actual outcomes and results to materially differ from our expectations, including those we described in our 10-K and other filings with the SEC. These statements are not guarantees of future outcomes.
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F I N A L   T R A N S C R I P T
May. 05. 2011 / 8:00PM, HOC — Q1 2011 Holly Corp Earnings Conference Call
This call may also include a discussion of non-GAAP financial measures that we use in analyzing our financial results. Please refer to today’s press release for required reconciliations to GAAP financial measures and other related disclosures, including information on where you may find these reconciliations and disclosures.
And lastly, please note that information on today’s call speaks only as of today, May 5th, 2011. And any time sensitive information provided may no longer be accurate at the time of any webcast reply or rereading of the transcript of our call.
And now I’d like to turns things over to Bruce Shaw.
Bruce Shaw - Holly Corp — SVP, CFO
Thank you, Neale. And good afternoon, everybody. This afternoon I will cover three areas; first, financial results for the first quarter; second, an update on capital spending and a few balance sheet highlights; and third, a summary of our ownership value in HEP, Holly Energy Partners.
First, our financial results; as you have seen from our press release this morning, our net income for the first quarter was $84.7 million or $1.59 per share, as compared to a net loss of $28.1 million or $0.53 per share for the first quarter of 2010. The quarter’s results, which were among the best in Holly’s history, would have been even stronger if it had not been for unscheduled downtime at Navajo due to the power outage and inclement weather that reduced planned crude runs by about 20,000 barrels a day, and downtime at Tulsa related to some scheduled turnaround work.
The improvement in earnings versus the previous year’s first quarter was due to mainly to a significant increase in gross margins realized by our refineries, driven in large part by the discounts on WTI relative to other world crude benchmarks. As a reminder, every barrel of crude we purchase for our refineries is priced using WTI as a reference, with many of our barrels such as Black Wax, West Texas Sour, Canadian Heavy, that are priced as a discount to WTI.
For the quarter, Navajo averaged $15.39 per barrel in gross margin on approximately 79,800 barrels per day of production sold. Woods Cross averaged $18.90 per barrel 26,700 barrels per day. And Tulsa realized $14.79 per barrel gross margin on 100,000 barrels per day. For April, gross margins far all the refineries are stronger than the Q1 averages. And to put this in some perspective, we generated after half of our first quarter EBITDA for March and preliminary estimates for April margins are higher than those realized in March. Both gasoline and diesel cracks have improved versus the Q1 average of all refineries and lube margins at Tulsa have remained strong throughout 2011.
Regarding crude mixes at our refineries during the quarter, Navajo ran about 8,000 barrels a day of Canadian Crude during the first quarter and is planning to increase this amountover the course of the year, depending on it’s discount to WTI. WCS runs in the first quarter were lower than the plan due to the unscheduled time that I’ve mentioned. But April runs were over 15,000 barrels per day.
Woods Cross Black Wax volume during the quarter was close to 9,000 barrels a day and the refinery also processed over 1,000 barrels a day of Canadian heavy crude.
At Tulsa, we processed a small amount of sour crude oil in the first quarter and we will process more Canadian crude in the second quarter, but that also depends on the spreads between Canadian and WTI and the economics associated with that. Regarding Tulsa lube production; lube volume was about 11,000 volumes per day consistent with recent quarterly volume levels.
As for run rates in the second quarter, we expect Navajo run rates to return to planned levels, close to 90,000 barrels a day. Woods Cross rate should be slightly higher than the first quarter, responding to seasonal increases in demand that we typically see in the late spring, early summer. While Tulsa rates should average closer to 115,000 to 120,000 barrels a day, despite the
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F I N A L   T R A N S C R I P T
May. 05. 2011 / 8:00PM, HOC — Q1 2011 Holly Corp Earnings Conference Call
short unscheduled downtime at the west crude unit, which we expect to be back in full operation by early next week. We anticipate little, if any scheduled downtime at the refineries for the remainder of 2011.
Consolidated EBITDA for the quarter was $181 million versus breakeven EBITDA back in the first quarter of 2010, and versus about $69 million of EBITDA in the fourth quarter of 2010. Quarterly operating expenses, which included about $13 million for HEP — and that left $122 million of operating expenses for Holly, excluding HEP. This was slightly higher than our expected quarterly run rate, due mainly to increased maintenance expenditures during the quarter.
General and administrative expenses of $16.8 million were inline with the normal quarterly level, including about $1.3 million for HEP. G&A costs should run about $16 million to $17 million per quarter and that includes $1.5 million to $2 million per quarter for HEP. The increase in DD&A expenses relative to those incurred in the first quarter of 2010, were mainly due to the start-up of major projects at our Navajo refinery and amortization of costs due to recent turnarounds at Navajo and Tulsa.
Second, let me update you on capital spending and cover a few balance sheet highlights. For the first quarter of 2011, capital expenditures were about $71 million, including about $30 million for UNEV. This amount does not include HEP CapEx, but does take into account turnaround expenditures and contributions from our UNEV joint venture partner. We expect 2011 CapEx to remain inline with our projections from last quarter, with the exception of slightly higher spending now forecasted for UNEV. After factoring in the modest increase for UNEV, 2011 CapEx should be in the $190 million to $200 million range.
We now anticipate the total project spending for UNEV to be in the $340 million range, of which our 75% portion would be about $255 million. About $65 million to $70 million and 100% project spending remains to complete the pipeline. And construction of the UNEV pipeline is expected to be completed late summer. When complete, HEP will have a six month option to purchase Holly’s share of UNEV at Holly’s investment amount plus a 7% carrying cost.
A couple of comments on the balance sheet. At the end of the first quarter, we had $293 million of cash and marketable securities, including about $1.5 million for HEP. We had no drawings under Holly’s $400 million credit facility and letters of credit outstanding on March 31 were about $70 million, resulting in total available liquidity of about $622 million. Also at March 31, Holly had $300 million of senior unsecured notes outstanding that mature in 2017 and are not callable until mid 2013.
Since 2008, we have been required to consolidate HEP’s financial results with Holly’s, including HEP’s debt of $506 million as reflected on Holly’s consolidated balance sheet for March 31. This debt is not recoursed to Holly.
Third, a few comment on HEP ownership. With HEP units trading in the $55 per unit range, our HEP common units are worth over $400 million. This does not include the value of our general partner interest. On May 13, HEP is scheduled to pay it’s recently announced distribution of $0.85.5 per unit, for which Holly expects to receive $6.2 million for it’s common units plus about $3.8 million for its GP interest or an annual run rate of about $40 million.
Finally, we continue to look forward to closing our announced merger with Frontier oil, which we expect to occur sometime early in the third quarter.
And with that, I believe, Matt has a few comments before turning to questions.
Matt Clifton - Holly Corp — Chairman, CEO
Thanks, Bruce. I don’t really have much to add to what Bruce has already covered. But before we open up for questions, I wanted to thank our employees for their contributions and efforts during the quarter. Under extreme weather conditions at our refineries — that our employees at our three refineries worked at and [inaudible] address operating issues, complete capital projects and capture strong financial results. Our senior management and administrative staff have made significant progress on our merger
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F I N A L   T R A N S C R I P T
May. 05. 2011 / 8:00PM, HOC — Q1 2011 Holly Corp Earnings Conference Call
integration plan, while doing their day-to-day responsibilities in their usual great manner. We are off to a great start in Q2 and we feel very good about the state of the Company and very good about the upcoming merger with Frontier.
With that, I’ll turn it back to Neale.
Neale Hickerson - Holly Corp — VP of IR
I would like to turn things back over to Jonathan. Jonathan, could you repeat the procedure to ask questions?We are ready to move to that portion of our call.
Q U E S T I O N S   A N D   A N S W E R S
Operator
Certainly. Your first question comes from the line of Jacques Rousseau from RBC. Your line is now open.
Jacques Rousseau - RBC – Analyst
Great quarter, gentlemen.
Bruce Shaw - Holly Corp — SVP, CFO
Thanks, Jacques.
Jacques Rousseau - RBC – Analyst
I just wanted to see if you had the opportunity to quantify the Navajo downtime, in terms of how much of an opportunity cost it may have been?
Bruce Shaw - Holly Corp — SVP, CFO
Roughly we are looking at between $35 million and $40 million in lost opportunity between margin — loss of margin capture and some of the increased maintenance expenses.
Jacques Rousseau - RBC – Analyst
With Frontier reporting today, they showed a very large cash balance, and obviously your cash balance is fairly large, and it’s going to grow once the UNEV pipeline is sold; with all of that cash, what should we expect — and I know it may be a little early to talk about it -but do you foresee share repurchases next year?
Matt Clifton - Holly Corp — Chairman, CEO
I think Jacques, it’s probably a little early. But I think that’s clearly something that the combined Board will be looking at seriously right after the merger.
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F I N A L   T R A N S C R I P T
May. 05. 2011 / 8:00PM, HOC — Q1 2011 Holly Corp Earnings Conference Call
Jacques Rousseau - RBC – Analyst
Thank you very much.
Operator
You’re next question comes from the line of Doug Leggate from Merrill Lynch. Your line is now open.
Doug Leggate - Merrill Lynch – Analyst
Thanks, fellows. Congratulations on a terrific quarter. I have a couple of quick questions, if I may. Would you mind just giving us an update as to what your thoughts or what you are actually doing about the crude runs at different refineries, in terms of the slate? Obviously, what I have in mind here is the plans you originally had in place for Navajo and how that may be playing out in light of the current situation. And then I’ve got a quick follow-up.
Matt Clifton - Holly Corp — Chairman, CEO
Okay,Doug. As Bruce said, we only ran about 8,000 barrels a day at Navajo on the WCS on the quarter. That was mainly because the downtime that we had was all associated with the crude unit that — where we do run the WCS. We are currently running really about 15 a day there and plan to run about 10 a day up in Tulsa. I think the amount, the ramp on the heavy Canadian is a matter of economics between the — we’re in, obviously, a high crack spread environment on the white product yields. So it takes a pretty dramatic differential there to widen it out much more than 15. But we obviously look at that each month and we will be ramping that up as we get more confidence with the process units. At Woods Cross, we are running, I think as Bruce said, we’re running about 9 a day of Black Wax and another 1,000 barrels a day of WCS. So about one- third of our production up there is at the steeply discounted WTI related crudes.
Doug Leggate - Merrill Lynch – Analyst
Got. Thanks for that, Matt. The follow-up I have is really more of an operational question around Tulsa. I’m pretty impressed by the fact that you’ve got —you’ve had a crude unit down but you’re still able to hold your utilization rates at 115 to 120. Can you can walk us through a little bit as to how you have managed to secure that kind of flexibility? And I will leave it there, thanks.
Matt Clifton - Holly Corp — Chairman, CEO
I think, Doug, at Tulsa, as I think we reported, we had an operational problem last week that we are now addressing. We expect to get that crude unit back on early next week. We do have excess crude capacity that we are not utilizing in Tulsa until the interconnect lines are in place. So where we have a nameplated crude capacity of 125, we’ve been running closer to 115 to stay — to keep the balance between the two plants. So bottomline is we have some catch-up capacity on the crude units that should allow us to make up the lost production on this one week or a little more downtime on the main crude unit there.
Doug Leggate - Merrill Lynch – Analyst
Are you now fully back up and running on that unit?Or is it still down, Matt?
Matt Clifton - Holly Corp — Chairman, CEO
It’s still down. We expect to have it back early next week.
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F I N A L   T R A N S C R I P T
May. 05. 2011 / 8:00PM, HOC — Q1 2011 Holly Corp Earnings Conference Call
Doug Leggate - Merrill Lynch – Analyst
When it comes back, does that mean the 115 to 120 goes higher? Or is that assumed in that number you’ve already given us?
Matt Clifton - Holly Corp — Chairman, CEO
That’s assumed that the average will be about 115 to 120 for the quarter.
Doug Leggate - Merrill Lynch – Analyst
Got it. I’ll leave it there. Thanks.
Operator
(Operator Instructions). Your next question comes from the line of Chi Chow from Macquarie Capital. Your line is now open.
Chi Chow - Macquarie Capital – Analyst
Thanks. Looks like had you a great result at Navajo and realized margins above what we were expecting. Bruce, were there any inventory impacts that flowed through the margin number?
Bruce Shaw - Holly Corp — SVP, CFO
No, not of any significance, Chi.
Chi Chow - Macquarie Capital – Analyst
Okay. What improved there? Is it a crude slate impact? Or have you improved yields? Again, it just seemed like it was a better result than the last few quarters.
Bruce Shaw - Holly Corp — SVP, CFO
For Navajo?
Chi Chow - Macquarie Capital – Analyst
Yes, Navajo.
Bruce Shaw - Holly Corp — SVP, CFO
Well, if you look at — like in the fourth quarter, we had gasoline cracks around Navajo that were kind of in the low teens and diesel cracks that were around $20 a barrel. But when you got to the first quarter, we saw gasoline cracks realized at Navajo almost double with the west coast being strong and Phoenix being stronger. And thenyou had diesel cracks improve by —during the quarter, anywhere from 30% to 50% over what they were in the fourth quarter. So really kind of a crack story than
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F I N A L   T R A N S C R I P T
May. 05. 2011 / 8:00PM, HOC — Q1 2011 Holly Corp Earnings Conference Call
a crude story. Although the WTS spread relative to WTI got a little better, but helped Navajo on the crude side. Matt, I don’t know if you have any other comments.
Matt Clifton - Holly Corp — Chairman, CEO
No, I think, Chi, obviously in January with our problems, [Western] had some problems and some of the Panhandle refineries had some problems. That sucked inventories down pretty low in the immediate geographic area. So that, I think, has helped keep the balance pretty well throughout the quarter. And it’s still hanging in there at very attractive cracks. And as Bruce said, the key driver was the price of the CBG gasoline into Phoenix, which is a big product component for us.
Chi Chow - Macquarie Capital – Analyst
It sound like you’re going to be running more heavy Canadian — it’s going port here. What is your outlook on the differentials on WCS going forward here?
Matt Clifton - Holly Corp — Chairman, CEO
I think we are cautiously optimistic. I think the remainder of the year, we will probably see differentials hanging in there around the current level. We not really counting on big blow-out differentials. But we think in the mid-teens is pretty sustainable.
Chi Chow - Macquarie Capital – Analyst
Okay. Great. One final question. Talking with Frontier earlier today. We were discussing the Tulsa El Dorado integration — potential integration. And they talked about optimizing yields between the two plants and sending gas oil up from Tulsa. Are you still going to have excess gas, even when you’re — when you’ve optimized between the two plants on your own system?
Matt Clifton - Holly Corp — Chairman, CEO
We will have some excess gas oil. Basically, the system is kind of balanced at the 120 to 125 rate, once the integration is done. We do have more capacity on the crude units. So I think the opportunity that they were addressing was to be able to run above that rate on crude capacity in Tulsa to produce [EPS lane] components and diesel. And then send the excess gas oil up to fill up their jack cracker in El Dorado.
Chi Chow - Macquarie Capital – Analyst
Okay. Got it. Thanks.
Operator
There are no further questions at this time. Mr. Hickerson, I turn the call back over to you.
Neale Hickerson - Holly Corp — VP of IR
Well, we want to thank everyone for listening today. We know it’s been a busy day, earnings-wise. Maybe that’s why we didn’t get as many calls — questions as we usually get. But we’re happy that you visited with us and certainly available post the call for any follow-up questions. Thanks a lot everyone.
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F I N A L   T R A N S C R I P T
May. 05. 2011 / 8:00PM, HOC — Q1 2011 Holly Corp Earnings Conference Call
Operator
This concludes today’s conference call. You may now disconnect.
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